JOSHUA N. KORFF To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com

May 25, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Mr. Justin Dobbie

Ms. Sonia Bednarowski

Re:	Justice Delaware Holdco Inc.

Registration Statement on Form S-1

Filed May 9, 2012

File No. 333-181261

Dear Mr. Dobbie and Ms. Bednarowski,

This letter is being furnished on behalf of Justice Delaware Holdco Inc., a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2012 to Martin E. Franklin, President of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-181261) (the “Registration Statement”) that was filed on May 9, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the last filing of the Registration Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

United States Securities and Exchange Commission

May 25, 2012

General

1.	Staff’s Comment: We note that shares of the company’s common stock will be distributed by Justice to the holders of its ordinary shares. Please identify Justice as an underwriter in connection with this distribution or tell us why you believe Justice is not an underwriter under Section 2(a)(11) of the Securities Act.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on the cover page and on page 6 to identify that Justice may be deemed to be an underwriter in connection with the distribution of 90,057,000 shares of Common Stock to the holders of Justice ordinary shares.

Prospectus Cover Page

2.	Staff’s Comment: Please revise to include the amount of securities to be distributed pursuant to Item 501(b)(2) of Regulation S-K.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on the cover page to include the amount of securities to be distributed pursuant to Item 501(b)(2) of Regulation S-K.

3.	Staff’s Comment: We note the disclaimer at the bottom of the cover page that the prospectus “does not constitute an offer to sell or the solicitation of an offer to buy any securities.” Please remove this disclaimer or tell us why you believe it is appropriate.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on the cover page to remove the disclaimer.

Prospectus Summary, page 1

Overview, page 1

4.	Staff’s Comment: We note that you have not cited to the sources of the industry data contained in your prospectus. For example, please provide the basis for your statement that you are the “world’s second largest fast food hamburger restaurant, or FFHR, chain as measured by the total number of restaurants” and your statement that “[you] have a higher percentage of franchise restaurants to Company restaurants than [your] major competitors in the FFHR category” on page 1.

Response: We acknowledge the Staff’s comments. The Company’s statements regarding its position as compared to other fast food hamburger restaurant (“FFHR”) chains are based on public filings made by each of the other national or international FFHR chains. Specifically, the national and international FFHR chains are (1) McDonalds, (2) Wendy’s, (3) Carl’s Jr., and (4) Jack-in-the-Box. The table below sets forth (i) the number of restaurants and (ii) the percentage of franchise restaurants to Company restaurants for each FFHR chain and for Burger King based on its most recent Annual Report on Form 10-K:

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May 25, 2012

FFHR CHAIN	Number of Restaurants	% of Franchised Restaurants
McDonalds	33,510	81%
Wendy’s	6,594	79%
Carl’s Jr.	1,313	68%
Jack-in-the-Box	2,221	72%
Burger King	12,512	90%

5.	Staff’s Comment: You state that approximately 90% of your current restaurants are franchised. You also state that you are aggressively pursuing refranchising opportunities. Please revise to clarify, if true, that your goal is to approach a 100% franchised business.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 3 and 100 to clarify that the Company’s goal is to approach a 100% franchised system.

Our Business Strategy, page 1

6.	Staff’s Comment: Please revise to state that it is your belief that your cooking platform makes “better tasting burgers.”

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 2 and 99 to state that it is the Company’s belief that its signature flame-grilled cooking platform results in “better-tasting burgers.”

Summary of the Distribution, page 4

7.	You state that holders of Justice ordinary shares and Justice’s founders will hold approximately 29% of the shares of the company’s common stock after the merger. Please revise to break down the percentage ownership between the Justice ordinary shareholders and the Justice founders.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 4 to break down the percentage ownership between the Justice ordinary shareholders (other than the Justice founders) and the Justice founders after the Merger.

Questions and Answers about the Company and the Transactions, page 6

The Transactions, page 10

8.	Staff’s Comment: Please consider including a graphic presentation depicting the ownership interests of the Justice shareholders before and after the transactions.

United States Securities and Exchange Commission

May 25, 2012

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 10-11 to include a graphic presentation depicting the ownership interests of the Justice shareholders before and after the transactions.

Representations and Warranties Contained in the Agreement, page 13

9.	Staff’s Comment: We note the statement that “information concerning the subject matter of the representations and warranties may have changed . . . which subsequent information may or may not be fully reflected herein.” Please confirm your understanding that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make statements included in the prospectus not misleading.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 14 to remove the statement that “information concerning the subject matter of the representations and warranties may have changed . . . which subsequent information may or may not be fully reflected herein.”

Risk Factors, page 14

Increases in the cost of food, paper products and energy could harm our profitability, page 23

10.	Staff’s Comment: Please quantify the dollar and percentage impact that higher food and commodity prices have had on your restaurant margins.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 26 to quantify the dollar and percentage impact that higher food and commodity prices have had on its North America restaurant margins and to state that higher food and commodity prices had a similar impact on our international restaurant margins.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 43

11.	Staff’s Comment: You combine predecessor and successor periods during your discussion and analysis of operating results. However, due to the change in basis arising from the application of acquisition method accounting, the successor financial statements and ongoing operations are not comparable with prior period financial statements and operations of the predecessor. In this regard, we believe it would be inappropriate to merely combine and discuss the predecessor and successor periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.

Response: Based on the Staff’s comment, the Company has revised the disclosure in this section to remove the combined predecessor and successor periods and to

United States Securities and Exchange Commission

May 25, 2012

present these periods on an uncombined basis. The Company has also revised the associated narrative discussion relating to the predecessor and successor periods accordingly.

Business, page 79

Our Business Strategy, page 79

12.	Staff’s Comment: Please explain in greater detail your field team structure and discuss how the field optimization project has and is expected to improve restaurant operations and restaurant margins. In addition, please revise your prospectus summary section to include a brief summary of your revised disclosure.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 99 to provide greater detail regarding its field team structure, which was implemented during the second half of 2011. In such disclosure, the Company has included detailed information regarding how the Company believes the field optimization project is expected to improve restaurant operations and restaurant margins. The Company has also revised the prospectus summary section on page 2 to include a brief summary of the revised disclosure.

13.	Staff’s Comment: Please discuss in greater detail cost management initiatives, other than the field optimization project, that you expect to undertake to improve profitability. In addition, please explain in greater detail how you work with franchisees to improve profitability system wide.

Response: Based on the Staff’s comment, the Company has deleted its discussion of cost management initiatives to improve profitability on page 99. The Company believes that its initiatives to drive sales and traffic will also result in improved restaurant level profitability for company-owned and franchised restaurants.

Restaurant Design and Image, page 83

14.	Staff’s Comment: Please disclose the anticipated timeframe for the completion of remodels by those franchisees that have committed to remodel, the consequences, if any, to franchisees who fail to fulfill their commitment, and the approximate number of U.S. franchised restaurants that have not been remodeled or are not committed to be remodeled.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 103 to provide the requested information regarding franchisee remodeling commitments.

United States Securities and Exchange Commission

May 25, 2012

Advertising and Promotion, page 84

15.	Staff’s Comment: Please revise to identify the “broader consumer base” that you are targeting.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 104 to identify the “broader consumer base” that it is targeting.

Supply and Distribution, page 84

16.	Staff’s Comment: Please name the four distributors that you reference in the third paragraph, the loss of any one of whom “would likely adversely affect” your business.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 105 to name the Company’s four principal distributors.

17.	Staff’s Comment: Please quantify the termination fees you would be obligated to pay in the event of termination of your long-term exclusive contracts with soft drink vendors.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 105 to include a qualitative discussion regarding the calculation of the termination fees under the Company’s long-term exclusive contracts with the soft drink vendors. The Company respectfully submits that this new disclosure, together with the statement in the Registration Statement that if these agreements were terminated, the termination fees would be significant, constitutes adequate disclosure of the termination fees.

Directors and Executive Officers, page 90

18.	Staff’s Comment: Please revise to include consents for the persons that are to become directors at the completion of the merger. Please refer to Securities Act Rule 438.

Response: We respectfully advise the Staff that the Company has filed the consents for the persons that are to become directors at the completion of the merger as exhibits to Amendment No. 1.

19.	Staff’s Comment: Please revise the biographies of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: Based on the Staff’s comment, the Company has revised the biographies starting on page 110 to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

United States Securities and Exchange Commission

May 25, 2012

Executive Compensation, page 96

Compensation Discussion and Analysis, page 96

Annual Cash Incentive Program, page 98

20.	Staff’s Comment: Please quantify the “individual achievement” percentage for each of the named executive officers for 2011. Consider, for example, including a chart similar to the formula chart on page 98 in which you quantify the 2011 bonus payout for each individual along with the actual formula inputs, including target bonus, achievement percentage (both business and individual) and the global multiplier.

Response: We respectfully advise the Staff that the disclosure of the individual achievement percentages for each of the named executive officers for 2011 is not necessary because the Company has disclosed (i) the target bonus percentage for each named executive officer, (ii) the 2011 EBITDA performance levels, (iii) the global multiplier, (iv) the CEO adjustment for each named executive officer and (v) the actual bonus amounts paid to each named executive officers (in the 2011 Summary Compensation Table). The Company believes that the reader has all material information required for an understanding of the Company’s compensation-setting process and bonus payouts.

Corporate Governance, page 93

21.	Staff’s Comment: Please revise to add disclosure regarding director independence pursuant to Item 407(a) of Regulation S-K.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 114 to add disclosure regarding director independence pursuant to Item 407(a) of Regulation S-K.

Description of Capital Stock, page 123

22.	Staff’s Comment: You qualify your discussion of your capital stock by reference to “provisions of applicable law.” It is inappropriate to qualify a discussion by reference to information that is not included in the registration statement or filed as an exhibit. Please revise accordingly.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 143 to remove the reference to “provisions of applicable law.”

Common Stock, page 123

23.	Staff’s Comment: Please revise to remove the statement that all of the outstanding shares of your common stock are “validly issued, fully paid and non-assessable” as these are legal conclusions that the company is not qualified to make. Alternatively, please attribute this statement to counsel and file counsel’s consent to be named in this section.

United States Securities and Exchange Commission

May 25, 2012

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 143 to remove the statement that all of the outstanding shares of your common stock are “validly issued, fully paid and non-assessable.”

Certain U.S. Federal Income Tax Consequences, page 129

24.	Staff’s Comment: It appears that the tax consequences discussed in this section would be material to an investor. Please file a tax opinion in accordance with Item 601(b)(8) of Regulation S-K. In that regard, please refer to Staff Legal Bulletin No. 19 for guidance regarding tax opinions.

Response: We respectfully advise the Staff that the tax opinion in accordance with Item 601(b)(8) of Regulation S-K has been filed as an exhibit to Amendment No. 1.

25.	Staff’s Comment: We note that this discussion does not address the tax consequences of the Merger. Please revise to include the Merger in the discussion and the tax opinion or tell us why you believe such a discussion is not material in this context.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 155 to address the tax consequences of the Merger. In addition, we respectfully advise the Staff that the tax opinion that has been filed as an exhibit to Amendment No. 1 addresses the Merger.

26.	Staff’s Comment: Please tell us why this discussion does not address tax consequences applicable to a person that owns 10% or more of Justice voting stock.

Response: We respectfully advise the Staff that it is usual to exclude holders of 10 percent or more of the voting stock of a non-United States corporation (10-percent holders) from the United States tax disclosure made to shareholders of the corporation generally, because of the complex considerations that may apply to 10-percent holders under the controlled foreign corporation provisions of the Internal Revenue Code.

27.	Staff’s Comment: We note the use of the term “certain” in the heading and elsewhere in this section. Please revise throughout this section and the paragraphs describing this section on pages 5, 8 and 13 to clarify that all material tax consequences have been discussed.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 5, 18, 13 and throughout the U.S. Federal Income Tax Consequences section to clarify that all material tax consequences have been discussed.

28.	Staff’s Comment: Please remove the disclaimers that the discussion “is for informational purposes only” in the third full paragraph on page 130 and this section “is of a general nature only” from the last paragraph on page 137.

United States Securities and Exchange Commission

May 25, 2012

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 150 and 157 to remove the disclaimers that the discussion “is for informational purposes only” and that the section “is of a general nature only.”

Indemnification of Officers and Directors, page II-1

29.	Staff’s Comment: We note your disclosure on page II-2 that the business combination agreement requires you to provide your directors and officers with rights to indemnification against certain liabilities. Please revise to address the general effect of the indemnification rights.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page II-2 to address the general effect of the indemnification rights.

Other

30.	Staff’s Comment: The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: Based on the Staff’s comment, the Company has updated the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

31.	Staff’s Comment: Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Response: Based on the Staff’s comment, the Company has provided a currently dated consent from the independent registered public accounting firm as an exhibit to Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at me at (212) 446-4943 or my colleague Christopher A. Kitchen at (212) 446-4988.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

Cc:	Martin Franklin, President, Justice Delaware Holdco Inc.

Daniel S. Schwartz, Chief Financial Officer, Burger King Holdings, Inc.

Jill Granat, General Counsel, Burger King Holdings, Inc.